Exhibit 8.1

LIST OF SUBSIDIARIES AND AFFILIATED ENTITIES OF
REGENCELL BIOSCIENCE HOLDINGS LIMITED

Name of Wholly-owned Subsidiaries	Place of Incorporation
Regencell Bioscience Limited	Hong Kong
Regencell Limited	Hong Kong
Regencell Bioscience North America Limited	British Virgin Islands